SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Amendment No. 9

to

SCHEDULE 14D-9

(RULE 14d-101)

SOLICITATION/RECOMMENDATION STATEMENT UNDER

SECTION 14(d)(4) OF THE SECURITIES EXCHANGE ACT OF 1934

Longs Drug Stores Corporation

(Name of Subject Company)

Longs Drug Stores Corporation

(Name of Person Filing Statement)

Common Stock, Par Value $0.50 Per Share

(Title of Class of Securities)

543162101

(CUSIP Number of Class of Securities)

William J. Rainey, Esq.

Senior Vice President, General Counsel and Secretary

141 North Civic Drive

Walnut Creek, California 94596

(925) 937-1170

(Name, Address, and Telephone Numbers of Person Authorized to Receive Notices and

Communications on Behalf of the Person(s) Filing Statement)

WITH COPIES TO:

Edward D. Herlihy, Esq.

David E. Shapiro, Esq.

Wachtell, Lipton, Rosen & Katz

51 West 52nd Street

New York, New York 10019

(212) 403-1000

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Amendment No. 9 to the Schedule 14D-9 (“Amendment No. 9”), filed with the U.S. Securities and Exchange Commission (the “SEC”) on October 17, 2008, amends and supplements the Schedule 14D-9 filed with the SEC on August 18, 2008, and subsequently amended by Amendment No. 1 on September 8, 2008, Amendment No. 2 on September 10, 2008, Amendment No. 3 on September 11, 2008, Amendment No. 4 on September 17, 2008, Amendment No. 5 on September 23, 2008, Amendment No. 6 on September 25, 2008, Amendment No. 7 on October 14, 2008 and Amendment No. 8 on October 16, 2008 (as amended from time to time, the “Schedule 14D-9”) by Longs Drug Stores Corporation (the “Company”), a Maryland corporation. The Schedule 14D-9 relates to the tender offer (the “Offer”) by Blue MergerSub Corp., a Maryland corporation (“Purchaser”) and an indirect wholly-owned subsidiary of CVS Caremark Corporation, a Delaware corporation (“CVS”), to purchase all outstanding shares of common stock, par value $0.50 per share, of the Company (the “Shares” and each a “Share”) for $71.50 per Share, net to the seller in cash, without interest (the “Offer Price”), upon the terms and subject to the conditions set forth in the Purchaser’s Offer to Purchase dated August 18, 2008 (as amended or supplemented from time to time, the “Offer to Purchase”) and in the related Letter of Transmittal (as amended or supplemented from time to time, the “Letter of Transmittal”), copies of which are filed as Exhibits (a)(1) and (a)(2) to the Schedule 14D-9, respectively.

The information in the Schedule 14D-9 is incorporated in this Amendment No. 9 by reference to all of the applicable items in the Schedule 14D-9, except that such information is hereby amended and supplemented to the extent specifically provided herein.

Item 8.	Additional Information

Item 8 of the Schedule 14D-9 is hereby amended and supplemented by adding the following text thereto:

“On October 17, 2008, Purchaser extended the Offer until 6:00 p.m., New York City time on October 17, 2008, unless further extended. As of 9:00 p.m., New York City time on October 16, 2008, approximately 28,127,479 Shares (including 5,280,942 Shares tendered by notice of guaranteed delivery) have been tendered and not withdrawn pursuant to the Offer, representing approximately 77.55% of the outstanding Shares. The full text of a press release issued by CVS announcing the extension to the Offer is filed as Exhibit (a)(17) hereto and is incorporated herein by reference.”

Item 9.	Exhibits

Item 9 of the Schedule 14D-9 is hereby amended and supplemented by adding the following text thereto:

“(a)(17)	Press Release issued by CVS on October 17, 2008 (incorporated herein by reference to Exhibit (a)(14) to Amendment No. 5 to the Schedule TO filed with the SEC by CVS and Purchaser on October 17, 2008).”

SIGNATURE

After due inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this Amendment No. 9 to Schedule 14D-9 is true, complete and correct.

LONGS DRUG STORES CORPORATION

By:	/s/ WILLIAM J. RAINEY
William J. Rainey, Senior Vice President, General Counsel and Secretary

Dated: October 17, 2008

EXHIBIT INDEX

Exhibit No.	Description

(a)(17)	Press Release issued by CVS on October 17, 2008 (incorporated herein by reference to Exhibit (a)(14) to Amendment No. 5 to the Schedule TO filed with the SEC by CVS and Purchaser on October 17, 2008).